Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas vedderprice.com Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

October 1, 2021

Mr. Mark Cowan Senior Counsel U.S. Securities and Exchange Commission Division of Investment Management Disclosure Review Office 100 F Street NE Washington DC 20549

Re:	Columbia Funds Series Trust (File No. 333-258930) and Columbia Funds Series Trust II (File No. 333-258929) (the “Registrants”)

To the Commission:

On behalf of the Registrants, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on September 16, 2021, with respect to each Registrant’s Registration Statement on Form N-14 filed on August 19, 2021 (each, a “Registration Statement” and collectively, the “Registration Statements”) relating to the issuance of shares of beneficial interest in connection with the proposed combinations of each Target Fund and Acquiring Fund described therein. Each Target Fund and Acquiring Fund are referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Any page references refer to the initial Registration Statement. Set forth below are the staff’s comments and the Registrants’ responses.

A. Comments Applicable to All Registration Statements1

1.	Comment: Please disclose the accounting survivor of each Reorganization in the “Comparison of Performance” section or elsewhere in the proxy statement/prospectus.

Response: Registrants have made the requested change in the section captioned “How Each Reorganization Will Work.”

2.	Comment: Please confirm that there are no material differences in accounting policies between the Target Funds and the Acquiring Funds.

Response: Registrants have been advised that there are no material differences in accounting policies.

[1]

The Other BMO Funds Reorganizations include those described in the separate registration statements on Form N-14 filed on August 18 or August 19, 2021 by the Registrant, Columbia Funds Series Trust I and Columbia Funds Series Trust II (collectively, the “Other Columbia Registrants”), under file numbers 333-258916 (Columbia Funds Series Trust I), 333-258917 (Columbia Funds Series Trust) and 333-258932 (Columbia Funds Series Trust II), respectively.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

Mr. Mark Cowan

October 1, 2021

3.

Comment: In light of the references to payments to BMO following the Reorganizations, please discuss the applicability of Section 15(f) of the Investment Company Act of 1940 (the “1940 Act”). Please add disclosure in the proxy statement/prospectus (and, if applicable, in the Board considerations) explaining why Section 15(f) is applicable, discussing the conditions of Section 15(f) and explaining that the funds will comply with the conditions of Section 15(f).

Response: As a threshold matter, Registrants note that Section 15(f) is a voluntary safe harbor that is available to a registered investment company adviser that is selling an interest in its business that will result in a change of control of the adviser and/or the assignment of the investment company advisory agreement under the 1940 Act. Accordingly, it is the selling adviser’s determination whether or not to seek to rely on the safe harbor and, if it chooses to do so, it negotiates provisions in the agreement with the buyer, under which the parties agree to seek to comply with the safe harbor. The EMEA Purchase Agreement contains a provision regarding Section 15(f). In the agreement, Ameriprise agrees to use reasonable endeavors to conduct its business to enable the following to be true: (i) for a period of not less than three (3) years after a reorganization, no more than twenty-five per cent (25%) of the members of the board of directors or trustees of any Fund shall be “interested persons” (as defined in the Investment Company Act) of the Buyer’s Group (as defined in the EMEA Purchase Agreement) or any Buyer Investment Adviser (as defined in the EMEA Purchase Agreement) or any other investment adviser for such Fund and (ii) for a period of not less than two (2) years after a reorganization, neither the Buyer Investment Adviser nor any of its affiliates shall impose an “unfair burden” (within the meaning of the Investment Company Act, including any interpretations or no-action letters of the SEC) on any such Fund as a result of the transactions contemplated by the EMEA Purchase Agreement. Importantly, the Registrants have not made any determinations with regard to the applicability of Section 15(f), nor have the Registrants made any undertakings to comply with Section 15(f). In response to your comment, Registrant has added disclosure regarding Amerprise’s obligations with respect to Section 15(f) pursuant to the terms of the EMEA Purchase Agreement.

4.	Comment: In the Q&A captioned “Will there be any costs associated with portfolio repositioning,” please include a yes or no answer in your response.

Response: Registrants have made the requested change.

5.

Comment: In the Q&A captioned “Will there be any changes to my fees and expenses as a result of the Reorganization,” please briefly summarize whether fees and expenses are increasing, decreasing or staying the same.

Response: Registrants have added general disclosure to the effect that the fee and expense structure of the BMO and Columbia complexes are different and that fees and expenses of the Acquiring Funds are generally expected to be the same as or higher than those of the Target Funds.

Mr. Mark Cowan

October 1, 2021

6.	Comment: For all documents incorporated by reference, please provide the 1933 Act file number, and please ensure all hyperlinks are active.

Response: Registrants have made the requested changes.

7.

Comment: Please supplementally explain how the information describing differences in valuation procedures in the final bullet point on page 2 under “How Each Reorganization Will Work” is consistent with other disclosure in the proxy statement/prospectus stating that Target Fund Shareholders are receiving Acquiring Fund shares with aggregate net asset value equal to the aggregate net asset value of their Target Fund Shares. Please confirm whether the advisers are reimbursing the Funds for any differences.

Response: Registrants have revised the disclosure to clarify the referenced statements.

8.	Comment: Please provide in the synopsis all of the information required by Item 3(b) and Item 3(c) of Form N-14.

Response: Registrants believe that Section A of the Proxy Statement/Prospectus, which comprises the Summary and the Synopsis with respect to each reorganization, includes all required information. Registrants note that the Summary includes Fee and Expense Information (Item 3(a)) and Item 3(b) and 3(c) information applicable to all Funds while the Synopsis includes such information at an individual Fund level. Registrant believes that Form N-14 permits reasonable organization of information in a combined proxy statement/prospectus.

9.	Comment: With respect to the Fee and Expense Tables, please confirm in correspondence that the fees presented represent current fees.

Response: Registrants have updated the tables for the Acquiring Funds based on information for the period ended July 31, 2021 and believe that the information as modified is representative of current expenses.

10.	Comment: In the second paragraph under “Fees and Expenses,” consider changing “fiscal period ended February 28, 2021” to “semi-annual period ended February 28, 2021.”

Response: Registrants have made the requested change.

11.

Comment: In the fourth paragraph under “Fees and Expenses,” on page 3, please (a) disclose that sales loads will not be imposed for shares received in a Reorganization; and (b) disclose how any applicable contingent deferred charge is handled for sales after a Reorganization.

Response: Registrants have made the requested changes.

Mr. Mark Cowan

October 1, 2021

12.

Comment: With respect to share class mapping, please explain the basis for determining the class of Acquiring Fund shares that would be received by each class of a Target Fund, and explain supplementally to the staff the reason for not obtaining a separate vote of each class of the Target Funds given the differences in Acquiring Fund fees and expenses among the classes.

Response: With respect to share class mapping, BMO and Columbia considered the features of the classes and fee structures and sought to recommend the Acquiring Fund share class that most closely paralleled the features and expense structure of the Target Fund share class. With respect to Class Y/A shares, Class A shares most closely paralleled the features and fee structure of Class Y shares. Registrants note that shares issued in the Reorganization are not subject to any initial or contingent deferred sales charge. Registrants further note that, while Class A shares have a 25 basis point distribution fee, Class Y shares have a 25 basis point services fee. Therefore, the combined distribution and services fee paid by each class is 25 basis points. Accordingly, Registrants do not believe a separate vote by share class is required.

13.	Comment: Please consider reorganizing the fee and expense tables so that each Fund appears in a separate column instead of as a separate set of rows.

Response: Registrants believe that current format is easier to understand given the number of funds and classes involved.

14.	Comment: With respect to the lead in paragraph to each Expense Example, please disclose that the examples represent the costs whether shares are redeemed or held at the end of the applicable period.”

Response: Registrants have made the requested change.

15.

Comment: Please include the sections “Comparison of Target Fund and Acquiring Fund Sales Charges and Distribution Arrangements” and “Comparison of Target Fund and Acquiring Fund Redemption Provisions” in the synopsis section, and move the synopsis of each Reorganization proposal to before the fee and expense tables, or include a summary of each Reorganization proposal before the fee and expense tables.

Response: Item 3(a) of Form N-14 requires Fee and Expense Information and Item 3(b) requires the “synopsis.” Form N-14 does not require the synopsis to appear before the Fee and Expense section. See also response No. 8 above.

16.

Comment: Please highlight any differences between the fundamental investment policies of the Target Fund and the Acquiring Fund in the narrative included under the heading “Comparison of Fundamental Investment Policies” appearing in the synopsis of each Reorganization proposal.

Response: Registrant has added a statement, where applicable, that the fundamental policies are substantially similar. Registrant believes that the side-by-side chart format is a more meaningful manner to identify minor wording differences in policies.

Mr. Mark Cowan

October 1, 2021

17.	Comment: Please include a summary of principal risks and differences in principal risks in a synopsis section for each Reorganization.

Response: Registrant refers the staff to the section captioned Comparison of Principal Risks in the synopsis for each Reorganization.

18.

Comment: Under “Comparison of Performance” in the synopsis of each Reorganization, please (a) disclose information about the additional indexes used by the Acquiring Funds, (b) specify which share classes of the Acquiring Fund have been adjusted to reflect imputed performance, and (c) disclose that imputed performance does not include downward adjustments for share classes with lower fees and expenses (other than for sales loads, and (d) add disclosure regarding the calculation of after-tax returns.

Response: Registrants have made the requested changes.

19.

Comment: In “Additional Information about the Reorganizations” please specify that the receipt by the Acquiring Funds and the Target Funds of an opinion to the effect that each Reorganization will qualify as a tax-free reorganization under the Code is a non-waivable condition of closing.

Response: Registrants have made the requested change.

20.	Comment: With respect to the section captioned “Board Considerations” on page 25:

(a)	Please list any factors that the Board considered that weighed against approving the Reorganizations.

(b)	With respect to each factor included in the bulleted list, please disclose what was discussed with respect to each factor and how each factor impacted the Board’s decision.

(c)	With respect to the fourth item in the bulleted list, please state how the performance of each Acquiring Fund compared to the performance of its benchmark(s) and peer group(s).

(d)	Please disclose whether the Board considered payments to BMO following the Reorganizations and whether such payments comply with Section 15(f) of the 1940 Act.

(e)

Please disclose any Board considerations relating to differences in fee structure between Acquiring Fund and Target Fund shares, including the additional sales charges and 12b-1 fees associated with Class A shares of an Acquiring Fund received in exchange for Class Y shares of a Target Fund. Please also disclose the Board’s considerations relating to the determination of which Acquiring Fund share class Target Fund shareholders would receive for their shares, including whether any other Acquiring Fund share classes were considered in exchange for Class Y shares of a Target Fund.

Mr. Mark Cowan

October 1, 2021

Response: The Target Fund has revised the Board Considerations section in response to the staff’s comments to provide additional disclosure, including disclosure that the Board considered that BMO would receive payments following the Reorganizations. For reasons discussed in response to Question 3, disclosure regarding Section 15(f) was not provided. As revised, Registrants have been advised that the Target Funds believe that the section fairly describes the factors that the BMO Board considered and the Board’s deliberations. In cases where one or more attributes of an Acquiring Fund were less favorable than the Target Fund (e.g., relative performance for a specified period or relative expenses) or might have negative ramifications for Target Fund shareholders (e.g., anticipated tax impacts from repositioning), the Board nonetheless determined to approve the proposed Reorganization after considering all factors. Similarly, the Board considered the share class mapping proposal associated with the Reorganizations as one of many factors. The Registrants have been advised that the Target Fund believes that the factors considered are appropriately described in the Proxy Statement/Prospectus and that it is advisable to seek to describe how each particular factor impacted the Board’s decision, or the decision of any particular director. With regard to fund performance, the Target Funds note that the Proxy Statement/Prospectus includes detailed comparative standardized performance information for the Acquiring and Target Funds so that shareholders can understand the past performance records. In addition, the Board requested, received, and reviewed information regarding fund performance sufficient to allow the Board to consider performance records as one of the many factors in connection with the proposed reorganizations. The Board considered details regarding the matters disclosed and ultimately concluded, based on the totality of the information as to all factors, to recommend the Reorganizations to shareholders.

21.

Comment: Under “Board Recommendation and Required Vote” on page 71, please explain the basis for the statement that all share classes of a Target Fund will vote together as one class on the Target Fund’s proposed Reorganization in light of the differences between class-related fees and expenses of the Acquiring Funds and Target Funds.

Response: Please refer to response No. 12 above.

22.

Comment: Under “Sales Charges and Commissions” on page 89, please consider removing references to Class C shares as they will not be issued in a Reorganization or make clear that Class C shares will not be offered.

Response: Registrant has clarified that Class C shares are not being offered in the Reorganization.

Mr. Mark Cowan

October 1, 2021

23.

Comment: In light of the form of proxy card including information for all five proposals, please confirm whether there is a mechanism to avoid counting votes cast by shareholders who are not eligible to vote for all five Reorganization proposals. Consider using a separate proxy card for each Reorganization.

Response: Pre-effective Amendment No. 1 includes separate proxy cards for each Target Fund.

24.	Comment: Please include a table of contents in the Statement of Additional Information and Rule 484 language in Item 15 of Part C.

Response: Registrants have made the requested changes.

B. Comments Applicable to the Registrants

25.

Comment: Please reconcile disclosure in the third paragraph under “Fees and Expenses” with the tables for the Target Funds showing that no management fee is paid or make it clear that fees are paid at the underlying fund level.

Response: Registrants have made the requested change.

26.

Comment: Please update the incorporation by reference section to include semi-annual reports of the Acquiring Funds if the annual report date will be greater than 245 days from the effective date of the N-14.

Response: Registrant has incorporated the semi-annual report dated July 31, 2021 by reference. Registrant has updated the Fee and Expense Table and Cap Table based on July 31, 2021 information.

27.

Comment: In the Annual Fund Operating Expenses tables for each Acquiring Fund and Acquiring Fund pro forma, please move footnote 2 to correspond to the numbers in the Acquired Fund Fees and Expenses row.

Response: Registrant has made requested change.

28.

Comment: In footnote 5 to the Annual Fund Operating Expenses tables for Columbia Capital Allocation Aggressive Portfolio, please explain what is meant by “Expenses have been restated based on estimated amounts for the Acquiring Fund’s current fiscal year.” If true, consider stating that other expenses have been restated in the introductory paragraphs to the Fee and Expense tables. If applicable, add a footnote to the “Other expenses” row for the pro forma annual fund operating expenses as well.

Response: The referenced language was removed in connection with updating the tables with July 31, 2021 information.

Mr. Mark Cowan

October 1, 2021

29.

Comment: Under “Comparison of Management of the Funds” in the synopsis of each Reorganization, consider revising the presentation of the fee schedule to highlight the differences in fee structure between the Target Fund and the Acquiring Fund.

Response: Registrants believe the presentation, coupled with the narrative disclosure, accurately presents the differences inf the fee structures.

30.	Comment: Under “U.S. Federal Income Tax Consequences of the Reorganizations” on page 2, please provide the estimated costs of portfolio sales in the aggregate.

Response: As disclosed elsewhere, the Funds are not bearing any brokerage costs of portfolio sales. Such costs are being born by BMO. Accordingly, Registrants do not believe such information is relevant to shareholders.

31.

Comment: In “Synopsis of Proposal 2: Comparison of BMO Growth Allocation Fund and Columbia Capital Allocation Aggressive Portfolio” under “Comparison of Investment Objectives, Principal Investment Strategies and Non-Fundamental Investment Policies,” in the paragraph preceding the table, please state that BMO Growth Allocation Fund also integrates environmental, social and governance (ESG) considerations in its investment process and that Columbia Capital Allocation Aggressive Portfolio may use derivatives to increase or decrease an underlying fund’s exposure to the market or a given market segment, industry or position.

Response: Registrants do not believe there is a material difference in the integration of ESG considerations in the investment process for the Funds and the differences are attributable in part to differences in disclosure practices of the two complexes. With respect to the referenced derivatives disclosure, the referenced language describes the use of derivatives for investment purposes. Because both the BMO Funds and the Columbia Funds may invest in derivatives for both hedging and investment purposes, Registrants do not believe that highlighting the referenced language is warranted.

If you have any questions or comments regarding the Registration Statement, please call the undersigned at (312) 609-7661 or John Sanders at (202) 312-3332.

Very truly yours, /s/ Deborah Bielicke Eades Deborah Bielicke Eades